CUSIP No. 563118207	SCHEDULE 13D	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

Manhattan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

563118207

 (CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 2, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons Nordic Biotech Venture Fund II K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 65.5%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Nordic Biotech General Partner II
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 65.5%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 65.5%
(14) Type of reporting person (see instructions): IN

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 65.5%
(14) Type of reporting person (see instructions): IN

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1, 2, 3, 5, 6 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) by Nordic Biotech Venture Fund II K/S (“Nordic”) on March 5, 2008 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 1 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of Nordic’s knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0001 (the “Common Stock”), of Manhattan Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is 48 Wall Street, 11th Floor, New York, NY 10005.

Item 2. Identity and Background.

(a)           This Schedule 13D/A is filed by the following persons (the “Reporting Persons”)
(i)	Nordic Biotech Venture Fund II K/S
(ii)	Nordic Biotech General Partner II
(iii)	Christian Hansen
(iv)	Florian Schönharting

(b)           The business address for each of the Reporting Persons is Ostergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c)           Present Principal occupation or employment:

(i)
Nordic Biotech Venture Fund II K/S is in the business of investing in a number of rapidly developing biotech companies with compounds in early, mid, and late stage clinical development, and retains significant ownership stakes in most of them.

(ii)	Nordic Biotech General Partner II is the managing partner of Nordic Biotech Venture Fund II K/S.
(iii)	Christian Hansen is a principal of Nordic Biotech General Partner II.
(iv)	Florian Schönharting is a principal of Nordic Biotech General Partner II.

(d)           During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Item 6 of the attached cover pages.

Item 3.  Source and Amount of Funds or Other Consideration.

Nordic and the Company entered into a Joint Venture Agreement dated January 31, 2008, as amended on February 18, 2008 (the “Joint Venture Agreement”), pursuant to which Nordic contributed capital and the Company contributed certain assets to Hedrin Pharmaceuticals General Partner ApS, a Danish limited partnership (the “Limited Partnership”).  Nordic contributed $2.5 million in initial funding to the Limited Partnership in exchange for a 50% equity interest in the Limited Partnership.  The Company contributed its North American rights (under license) to its Hedrin product to the Limited Partnership in return for $2.0 million in cash and a 50% equity interest in the Limited Partnership.

Pursuant to the Joint Venture Agreement, Nordic has an option to put all or part of its interest in the Limited Partnership in exchange for shares of Common Stock of the Company (the “Put Option”).  The number of shares of Common Stock that Nordic may receive upon exercise of the Put Option is determined by dividing the amount of its investment in the Limited Partnership by an amount initially equal to $0.14, as adjusted from time to time for stock splits and other specified events, multiplied by a conversion factor, which is (i) 1.00 for so long as Nordic’s distributions from the Limited Partnership are less than the amount of its investment, (ii) 1.25 for so long as Nordic’s distributions from the Limited Partnership are less than two times the amount of its investment, (iii) 1.50 for so long as Nordic’s distributions from the Limited Partnership are less than three times the amount of its investment, (iv) 2.00 for so long as Nordic’s distributions from the Limited Partnership are less than four times the amount of its investment and (v) 3.00 for so long as Nordic’s distributions from the Limited Partnership are greater than or equal to four times the amount of its investment.  The Put Option is exercisable immediately and expires at the earlier of ten years or when Nordic’s distributions from the Limited Partnership exceed five times the amount Nordic has invested in the Limited Partnership.

The Company also has an option to call all or a portion of Nordic’s equity interest in the Limited Partnership in exchange for Common Stock of the Company (the “Call Option”).  The Call Option is only exercisable by the Company if the price of Common Stock has closed at or above $1.40 per share for 30 consecutive trading days.  During the first 30 consecutive trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 25% of the Call Option.  During the second 30 consecutive trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 50% of the Call Option on a cumulative basis.  During the third consecutive 30 trading days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 75% of the Call Option on a cumulative basis.  During the fourth consecutive 30 days in which Common Stock closes at or above $1.40 per share, the Company can exercise up to 100% of the Call Option on a cumulative basis.  Upon exercise of the Call Option, the number of shares of Common Stock that Nordic shall receive shall be calculated by multiplying the portion of Nordic’s investment in the Limited Partnership that the Company calls by the dollar amount of Nordic’s investment to date in the Limited Partnership, initially divided by $0.14, as adjusted from time to time for stock splits and other specified events.  Nordic may refuse the call, either by paying $1.5 million multiplied by the percentage of Nordic’s investment being called or forfeiting an equivalent portion of the Put Option.

In connection with the Joint Venture Agreement, on February 25, 2008, Nordic paid the Company a non-refundable fee of $150,000 in exchange for the right to receive a warrant to purchase up to 7,142,857 shares of  common stock at $0.14 per share, as adjusted from time to time for stock splits and other specified events, if Nordic did not exercise all or part of its put right on or before April 30, 2008 (the “Warrant”).  As of April 30, 2008, Nordic had not exercised all or any portion of its put right and the Company issued the warrant to Nordic.

Under the Joint Venture Agreement, Nordic has the right to nominate one person for election or appointment to the Company's Board of Directors.

In connection with the Joint Venture Agreement, the Company and Nordic entered into a Registration Rights Agreement dated February 25, 2008 (the "Registration Rights Agreement") pursuant to which the Company agreed to file with the Securities and Exchange Commission (the "SEC") an initial registration statement and additional registration statements, as necessary, registering the sale by Nordic of any shares of Common Stock of the Company acquired by Nordic through the exercise of the Warrant, the Put Option or the Call Option. The initial registration statement filed by the Company with the SEC and declared effective by the SEC registered the resale by Nordic of 33,928,571 shares of Common Stock. The Company also agreed in the Registration Rights Agreement to file with the SEC any additional registration statements which were necessary to register additional shares of Common Stock beneficially owned by Nordic.  In the event that the Company does not diligently pursue registration with the SEC under the terms of the Registration Rights Agreement, the Company will be required to pay as partial liquidated damages and not as a penalty, to the holder of the shares to be registered, an amount equal to one-half percent of the amount invested pursuant to the Joint Venture Agreement; provided, however, that in no event shall the aggregate amount payable by the Company exceed nine percent of the amount invested under the Joint Venture Agreement.

On or around June 30, 2008, in accordance with the terms of the Joint Venture Agreement, Nordic contributed an additional $1.25 million in cash to the Limited Partnership, $1.0 million of which was distributed to the Company, and equity in the Limited Partnership was distributed to each of the Company and Nordic sufficient to maintain the respective ownership interests of each at 50%.  Following the additional $1.25 million investment by Nordic, Nordic acquired the right to purchase an additional 13,888,889 shares of Common Stock of the Company upon exercise of the Put Option.

The Joint Venture Agreement also provided that upon the classification by the U.S. Food and Drug Administration (the “FDA”) of Hedrin as a Class II or Class III medical device, Nordic was required to contribute to the Limited Partnership an additional $1.25 million in cash, $0.5 million of which was to be distributed to the Company and equity in the Limited Partnership was to be distributed to each of the Company and Nordic sufficient to maintain the respective ownership interests at 50%.  In February 2009, the FDA notified the Limited Partnership that Hedrin has been classified as a Class III medical device.  Pursuant to the Joint Venture Agreement, in February 2009, Nordic made an additional $1.25 million investment in the Limited Partnership, the Limited Partnership made a $0.5 million milestone payment to the Company and equity in the Limited Partnership was distributed to the Company and Nordic sufficient to maintain the respective ownership interests at 50%. Following the additional $1.25 million investment by Nordic as the result of the classification of Hedrin as a Class III Medical device, Nordic acquired the right to purchase an additional 8,928,571 shares of Common Stock of the Company upon exercise of the Put Option.

The Put Option and Warrant were issued at a value of $0.14 per share and were issued with anti-dilution rights. The issuance of any securities at a value of less than $0.14 per share activates Nordic’s anti-dilution rights. The Joint Venture Agreement between Nordic and the Company governs the antidilution protection to Nordic.  Section 5.1 of the Joint Venture Agreement states that “[i]f shares of Common Stock or Common Stock Equivalents are issued or sold together with other stock or securities or other assets of MHA (Manhattan) for a consideration which covers both, the effective price per share shall be computed with regard to the portion of the consideration so received that may reasonably be determined in good faith by the Board of Directors, to be allocable to such Common Stock or Common Stock Equivalent.”

The Company reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 31, 2010 (the “2009 10-K”) that in February 2009, the Company completed a financing transaction in which the Company sold 12% senior secured notes (the “12% Secured Notes”) and issued warrants to the investors to purchase 57.5 million shares of the Company’s Common Stock at $.09 per share. Pursuant to the anti-dilution provisions of the Joint Venture Agreement, the issuance to the investors of warrants to purchase shares of the Company’s Common Stock at $0.09 per share changed the number of shares represented by the Put Option and the number of shares that could be purchased under and exercise price of the Warrant.  As a result of the sale of the 12% Secured Notes and the issuance of the related warrants, the exercise price of the Put Option and the Warrant were reduced to a price of $0.09 per share.  Following the sale of the 12% Secured Notes and the issuance of the related warrants, Nordic beneficially owned  66,666,667 shares of Common Stock of the Company, of which 55,555,556 shares were issuable upon exercise of the Put Option and 11,111,111 shares were issuable upon exercise of the Warrant.

In January 2010, Nordic made an additional capital contribution to the Limited Partnership of $500,000.  The Company did not have sufficient funds to make such a capital contribution within the required time prescribed in the Limited Partnership Agreement.  Following the additional $500,000 investment by Nordic, Nordic acquired the right to purchase an additional 5,555,556 shares of Common Stock of the Company upon exercise of the Put Option.

The Company reported in the 2009 10-K that on March 2, 2010, pursuant to a private placement of its securities (the “March Private Placement”), the Company had issued units (the “Units”), each for a purchase price of $25,000 per Unit, consisting of (i) 357,143 shares of Common Stock of the Company and (ii) a warrant to purchase 535,714 shares of Common Stock exercisable for a period of five years at an exercise price of $0.08 per share. The issuance of Common Stock and warrants to purchase Common Stock at a price per share less than $0.09 triggered the anti-dilution provisions in the Joint Venture Agreement.

On March 2, 2010, the Company notified Nordic that the March Private Placement had “a value of $.07 per common share” and that the shares of Common Stock that could be acquired by Nordic under the Put Option increased from 55,555,556 to 71,428,571 and under the Warrant increased from 11,111,111 to 14,285,714.

On March 19, 2010, Nordic notified the Company in an email, a copy of which is attached as an exhibit to this filing, that Nordic believed that the Company’s determination was in error and questioned whether the Board’s determination was made in good faith.  Nordic also asked the Company for evidence of Board’s determination of the allocation of the consideration received in the financing and an explanation of such determination.  Nordic has not received a response from the Company on this request.

The Company reaffirmed its March 2, 2010 determination in the 2009 10-K by reporting with respect to the March Private Placement that the “good faith determination of the effective price per share was $0.07 for each share of common stock sold and a de minimus value to the warrants.”

Nordic believes that the Company’s March 2, 2010 determination was neither reasonable nor made in good faith.  Nordic believes that the base share price of the Common Stock issued in the March Private Placement is $.03 per share, based upon its estimates as noted in the March 19, 2010 email to the Company.  Therefore, Nordic believes that the shares of Common Stock that could be acquired by Nordic under the Put Option increased from 61,111,111 to 183,333,333 and under the Warrant increased from 11,111,111 to 33,333,333.

Item 5.  Interest in Securities of the Issuer.

(a)           Assuming that the base share price of the Common Stock issued in the March Private Placement was $.03, each of the Reporting Persons beneficially owns an aggregate of 216,666,6661 shares of Common Stock of the Company, representing 65.5%2 of the total issued and outstanding shares of Common Stock.

(b)           Each of the Reporting Persons has or will have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of the shares of Common Stock of the Company referred to in Item 5(a).

(c)           None of the Reporting Persons has effected any transaction in the Common Stock of the Company in the past 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)           Not applicable.

1 Nordic Biotech General Partner II (the “General Partner”) is the managing partner of Nordic Biotech Venture Fund II K/S (the “Fund”), and by reasons of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares held by the Fund. The General Partner disclaims beneficial ownership of the securities held by the Fund, except to the extent of its pecuniary interest therein. Each of Christian Hansen and Florian Schönharting is a principal of the Fund and of the General Partner. Each of Messrs. Hansen and Schönharting disclaim beneficial ownership of the securities held by the Fund except to the extent of their pecuniary interest therein.

2 Based on 114,079,527 shares of Common Stock outstanding as of March 23, 2010, plus the additional 183,333,333 shares Nordic would receive if it exercised the Put Option immediately and the 33,333,333 shares of the Common Stock Nordic would receive if the Warrant is exercised.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 1	Email from Nordic to the Company, dated March 19, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  April 28, 2010

NORDIC BIOTECH VENTURE FUND II K/S

	By:	/s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

	By:	/s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH GENERAL PARTNER II

	By:	/s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

	By:	/s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*	By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact